EXHIBIT 12

JOHNSON CONTROLS, INC.
COMPUTATION OF RATIO OF EARNINGS TO
FIXED CHARGES
(Dollars in millions)

For the Year Ended
September 30, 2004
Net income	$817.5
Provision for income taxes	315.7
Minority interests in net earnings of subsidiaries	78.9
Income from equity affiliates	(71.0)
Distributed income of equity affiliates	62.7
Amortization of previously capitalized interest	8.1

1,211.9

Fixed charges:
Interest incurred and amortization of debt expense	126.8
Estimated portion of rent expense	83.3

Fixed charges	210.1
Less: Interest capitalized during the period	(16.0)

194.1

Earnings	$1,406.0

Ratio of earnings to fixed charges	6.7

For the purpose of computing this ratio, “earnings” consist of income before income taxes, minority interest in earnings or losses of consolidated subsidiaries and income from equity affiliates plus (a) amortization of previously capitalized interest, (b) distributed income from equity affiliates and (c) fixed charges, minus interest capitalized during the period. “Fixed charges” consist of (a) interest incurred and amortization of debt expense plus (b) the portion of rent expense representative of the interest factor.